EXHIBIT 20b

                           [Fortune Brands Letterhead]


                                                             December 24, 1997

Dear Stockholder:

                  The Board of Directors has declared a dividend distribution of new Preferred Share Purchase Rights, which will have the effect of renewing, with certain modifications, the Company's old Preferred Share Purchase Rights Plan. The Company's old Preferred Share Purchase Rights Plan expired on December 24, 1997. A detailed summary of the new Rights is enclosed with this letter.

                  Like the predecessor Rights, the new Rights are designed to protect stockholders against abusive takeover tactics, which the Board believes are not in the best interests of stockholders. Abusive takeover tactics can deprive stockholders of the full value of their shares and squeeze them out of their investment without giving them any real choice. The Board considers the Rights to be an integral component in protecting our stockholder's right to retain an equity investment in Fortune Brands and the full value of that investment, while not foreclosing a fair acquisition bid for the company.

                  The new Rights have been declared as a dividend to stockholders of record as of the close of business on December 24, 1997. Unless certain circumstances occur, however, certificates representing the new Rights will not be sent to you and the new Rights will automatically accompany and trade with the shares of Common Stock. Please see the enclosed detailed summary for a description of the circumstances in which separate
certificates   representing  the  new  Rights  would  be  distributed  and  the new Rights would begin trading independently. The issuance of the new Rights is not taxable to you under the federal income tax laws.

                  Over the past several years, we have been taking aggressive steps to further sharpen our focus on our core businesses and to enhance stockholder value. In this respect, we have invested nearly $2 billion to reduce fully diluted shares by 20%, divested several non-core businesses and most recently spun-off to our stockholders the capital stock of Gallaher, the leading U.K. tobacco company. We believe Fortune Brands has a bright future as a premier international consumer products company.
The new Rights we are issuing today reflect our determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                         On behalf of the Board of Directors,


                                         Thomas C. Hays
                                         Chairman of the Board and
                                         Chief Executive Officer
Enclosure